SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549



                              FORM 11-K


(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1996

                                  OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

     For the transition period from ____________ to ____________


                               1-12333
                        (Commission file number)


                          IOMEGA CORPORATION
            (Exact name of issuer as specified in its charter)


       Delaware                                          86-0385884
(State of Incorporation)                   (IRS employer identification number)

1821 West Iomega Way, Roy, UT                              84067
(Address of principal executive offices)                 (ZIP Code)


                Iomega Retirement and Investment Savings Plan
                         (Full title of the Plan)

            IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN



                    FINANCIAL STATEMENTS AS OF
                    DECEMBER 31, 1996 AND 1995



                    TOGETHER WITH REPORT OF INDEPENDENT
                    PUBLIC ACCOUNTANTS

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Steering Committee and Participants of the Iomega Retirement and Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Iomega Retirement and Investment Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Salt Lake City, Utah
  June 5, 1997

                IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULES





Statement of Net Assets Available for
   Benefits as of December 31, 1996                                1



Statement of Net Assets Available for
   Benefits as of December 31, 1995                                2



Statement of Changes in Net Assets
   Available for Benefits for the Year Ended
   December 31, 1996                                            3-4



Notes to Financial Statements                                   5-9



Item 27a - Schedule of Assets Held for Investment
   Purposes as of December 31, 1996                             10



Item 27d - Schedule of Reportable Transactions for
   the Year Ended December 31, 1996                          11-12

                       IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                   AS OF DECEMBER 31, 1996



                                          FUND INFORMATION
                     ---------------------------------------------------------------
                                           FIDELITY FUNDS
                     ---------------------------------------------------------------
                                                                              Short
                                                  Managed     Retirement       Term
                     Magellan     Contrafund      Income     Money Market      Bond
                     ----------   ----------    ----------   ------------   --------
INVESTMENTS,
  at fair value      $1,229,533   $8,124,455    $2,359,975     $2,243,107   $669,011

RECEIVABLES:
  Employee
    contributions         8,363       30,031         7,646          6,773      2,914
  Employer
    contributions        59,992      265,898        78,816         61,499     20,547
                     ----------   ----------    ----------     ----------    -------

NET ASSETS           $1,297,888   $8,420,384    $2,446,437     $2,311,379   $692,472

                                          FUND INFORMATION
                     -------------------------------------------------------------------
                            FIDELITY FUNDS
                     -------------------------------
                        U.S.                   U.S.
                       Equity      Asset     Equity     Iomega   Participant
                     Income II    Manager     Index   Stock Fund     Loans     Total
                     ----------   --------   -------  ----------  --------- ------------
INVESTMENTS,
  at fair value      $2,514,918   $912,007  $822,046  $8,551,735   $990,265  $28,417,052

RECEIVABLES:
  Employee
    contributions        12,462      7,030     6,287      26,638         -       108,144
  Employer
    contributions        87,967     57,685    44,650     221,470         -       898,524
                     ----------   --------  --------  ----------   --------  -----------

NET ASSETS           $2,615,347   $976,722  $872,983  $8,799,843   $990,265  $29,423,720
                     ==========   ========  ========  ==========   ========  ===========


The accompanying notes to financial statements are an integral part of these statements.

                      IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 AS OF DECEMBER 31, 1995


                                          FUND INFORMATION
                     --------------------------------------------------------------
                                           FIDELITY FUNDS
                     --------------------------------------------------------------
                                                                              Short
                                                  Managed     Retirement       Term
                     Magellan     Contrafund      Income     Money Market      Bond
                     ----------   ----------    ----------   ------------   -------
INVESTMENTS,
  at fair value      $1,235,532   $5,709,915    $2,206,285    $  946,222   $494,854

RECEIVABLES:
  Employee
    contributions         7,182       25,398         7,383         6,430      1,766
  Employer
    contributions        40,465      211,920        85,481        54,596     21,103
                     ----------   ----------    ----------    ----------    -------

NET ASSETS           $1,283,179   $5,947,233    $2,299,149    $1,007,248   $517,723
                     ==========   ==========    ==========    ==========   ========

                                          FUND INFORMATION
                     --------------------------------------------------------------------
                            FIDELITY FUNDS
                     -------------------------------
                        U.S.                   U.S.
                       Equity       Asset    Equity      Iomega   Participant
                     Income II     Manager    Index    Stock Fund     Loans      Total
                     ----------   ---------  -------   ----------  ---------  -----------
INVESTMENTS,
  at fair value      $1,727,713    $980,902  $280,312  $3,069,205   $609,951  $17,260,891

RECEIVABLES:
  Employee
    contributions         7,336       5,525     2,517      14,673         -        78,210
  Employer
    contributions        60,495      48,512    17,086      97,560         -       637,218
                     ----------  ----------  --------  ----------   --------  -----------

NET ASSETS           $1,795,544  $1,034,939  $299,915  $3,181,438   $609,951  $17,976,319
                     ==========  ==========  ========  ==========   ========  ===========


The accompanying notes to financial statements are an integral part of these statements.

                        IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           FOR THE YEAR ENDED DECEMBER 31, 1996

                                              FUND INFORMATION
                         --------------------------------------------------------------
                                               FIDELITY FUNDS
                         --------------------------------------------------------------
                                                                                  Short
                                                      Managed     Retirement       Term
                         Magellan     Contrafund      Income     Money Market      Bond
                         ----------   ----------    ----------   ------------   -------
ADDITIONS TO NET
  ASSETS ATTRIBUTABLE
    TO:
    Contributions-
      Employee           $  163,479   $  629,605    $  187,776    $  151,980   $ 59,291
      Employer               59,992      265,898        78,816        61,498     20,547
      Rollover              462,692      401,685        75,624       245,054     39,220
                         ----------   ----------    ----------    ----------   --------
                            686,163    1,297,188       342,216       458,532    119,058

    Investment Income-
      Interest and
        dividends           172,781      642,569       128,583        77,926     33,504
      Realized gain
        (loss)              (60,005)     266,501            -             -      (4,103)
      Net unrealized
        appreciation
        (depreciation)
        in fair value
        of investments       42,920      521,930            -             -      (5,721)
                         ----------   ----------    ----------    ----------   --------
         Total additions    841,859    2,728,188       470,799       536,458    142,738


REDUCTIONS IN NET ASSETS
  ATTRIBUTABLE TO DISTRIBU-
  TIONS TO PARTICIPANTS     (43,788)    (363,826)      (63,060)      (17,106)   (26,468)

TRANSFERS BETWEEN FUNDS    (783,362)     108,789      (260,451)      784,779     58,479
                         ----------   ----------    ----------    ----------   --------
          Net additions
            (reductions)     14,709    2,473,151       147,288     1,304,131    174,749

NET ASSETS:
  Beginning of year       1,283,179    5,947,233     2,299,149     1,007,248    517,723
                         ----------   ----------    ----------    ----------   --------

  End of year            $1,297,888   $8,420,384    $2,446,437    $2,311,379   $692,472
                         ==========   ==========    ==========    ==========   ========


The accompanying notes to financial statements are an integral part of these statements.

                      IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         FOR THE YEAR ENDED DECEMBER 31, 1996


                                              FUND INFORMATION
                         ---------------------------------------------------------------------
                                FIDELITY FUNDS
                         --------------------------------
                            U.S.                   U.S.
                           Equity       Asset     Equity      Iomega   Participant
                         Income II     Manager     Index    Stock Fund     Loans      Total
                         ----------   ---------   -------   ----------  ---------  -----------
ADDITIONS TO NET
  ASSETS ATTRIBUTABLE
    TO:
    Contributions-
      Employee           $  241,502   $ 149,200  $ 94,175   $  601,049   $     -   $ 2,278,057
      Employer               87,967      57,685    44,650      221,470         -       898,523
      Rollover              262,828     109,065   159,983    1,063,938         -     2,820,089
                         ----------   ---------  --------   ----------   --------  -----------
                            592,297     315,950   298,808    1,886,457         -     5,996,669
    Investment Income-
      Interest and
        dividends           162,245      74,160    16,727           -      63,187    1,371,682
      Realized gain
        (loss)              105,722      31,422    36,456    5,100,419         -     5,476,412
      Net unrealized
        appreciation
        (depreciation)
        in fair value
        of investments       97,998      11,931    68,797   (1,253,848)        -      (515,993)
                         ----------  ----------  --------   ----------   --------  -----------
         Total additions    958,262     433,463   420,788    5,733,028     63,187   12,328,770

REDUCTIONS IN NET ASSETS
  ATTRIBUTABLE TO DISTRI-
  BUTIONS TO PARTICIPANTS  (211,639)    (30,554)   (4,136)     (90,253)   (30,539)    (881,369)

TRANSFERS BETWEEN FUNDS      73,180    (461,126)  156,416      (24,370)   347,666           -
                         ----------  ----------  --------   ----------   --------  -----------
          Net additions
            (reductions)    819,803     (58,217)  573,068    5,618,405    380,314   11,447,401

NET ASSETS:
  Beginning of year       1,795,544   1,034,939   299,915    3,181,438    609,951   17,976,319
                         ----------  ----------  --------   ----------   --------  -----------

  End of year            $2,615,347  $  976,722  $872,983   $8,799,843   $990,265  $29,423,720
                         ==========  ==========  ========   ==========   ========  ===========


The accompanying notes to financial statements are an integral part of these statements.

                     IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
                             NOTES TO FINANCIAL STATEMENTS



(1)  PLAN DESCRIPTION


Participation
-------------

Iomega Corporation ("Iomega") adopted the Iomega Retirement and Investment Savings Plan (the "Plan") effective July 1, 1985. The Plan was established to provide employees an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries.

Effective January 1, 1995, Fidelity Management Trust Company was appointed as trustee of the Plan. Iomega administers the Plan with the assistance of an external administrative consultant.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


Eligibility, Contributions and Benefits
---------------------------------------

Employees who have completed six months of service and who have attained 21 years of age are eligible to participate in the Plan. Each eligible employee is required to make an election to participate in the Plan. At that time, each participant elects both the contribution amount and its distribution to the various investment funds within the Plan. Elected contribution percentages can range from 2 percent to 15 percent of qualifying gross compensation on a before-tax basis, subject to IRS limitations.

Effective January 1, 1997, Iomega amended the Plan to change the eligibility requirements from six months to thirty days of service.

Iomega may make additional contributions and the Board of Directors of Iomega determines each year the amount and manner of the matching contribution allocation to be made to the accounts of eligible participants. Iomega matched employee contributions in amounts up to $650 per participant for 1996, totaling $476,421. Participants immediately vest in these contributions.

Effective January 1, 1995, Iomega amended its plan to allow additional performance matching contributions which are based upon Iomega meeting or exceeding annual budgeted profits. This performance matching contribution matches 50 percent of each dollar of an employee's contributions that exceed the employee's initial annual $600 contribution up to a maximum of three percent of the employee's compensation or $4,500, whichever is less. The performance matching contribution for 1996 totaled $422,103. Participants vest in all performance matching contributions at a rate of 20 percent for each year of service. After five years of service, employees become immediately vested in all performance matching contributions. Vested benefit distributions payable to terminated employees at December 31, 1996 was $229,840.

Benefits are normally paid upon retirement, death, disability or other termination. Upon termination of service, participants may elect to receive payment from their accounts in a lump sum, periodic installments, an annuity or a combination of these methods. Actively employed participants may only withdraw funds from the Plan pursuant to specific restrictions set forth in the Plan agreement.


Investment Options
------------------

The Plan provides for ten investment options. These options, as well as the number of participants investing in each option, are as follows: the Magellan Fund, 192 participants; the Contrafund, 574 participants; the
Managed Income Portfolio, 309 participants; the Retirement Money Market Portfolio, 209 participants; the U.S. Equity Income II Fund, 300 participants; the Asset Manager, 193 participants; the Short Term Bond Portfolio, 117 participants; the U.S. Equity Index Portfolio, 131 participants; Iomega
Stock Fund, 543 participants; and the Participant Loan Fund, 172 participants (the "Funds"). The Participant Loan Fund is managed by Iomega and the remaining nine funds are managed by the Fidelity Management & Research
Company ("Fidelity"), an affiliate of Fidelity Management Trust Company. No sales charge is levied on the funds managed by Fidelity, however, an annual fee is charged by Fidelity to cover the operating expenses of each fund, including the investment advisory fee. This fee is deducted from the investment return of each fund.

The Magellan Fund seeks capital appreciation by maintaining a portfolio primarily invested in common stocks and securities convertible into common stocks. Up to 20 percent of this fund may also be invested in debt securities of all types and quality levels issued by domestic and foreign issuers. The fund is relatively aggressive in pursuing growth. Dividends are declared and posted to the participant's account in May and December of each calendar year. The undistributed semi-annual dividends are reinvested to purchase additional shares in the fund.

The Contrafund seeks capital appreciation by investing in companies that are believed to be undervalued or out of favor. When market conditions warrant, the fund may also invest temporarily in investment-grade debt securities. The fund is relatively aggressive in pursuing growth.

The Managed Income Portfolio seeks preservation of capital and a competitive level of income over time. The portfolio purchases high-quality, short and long-term investment contracts issued by insurance companies, banks and other approved financial institutions that provide competitive interest rates. The Managed Income Portfolio's goal is to maintain a stable $1.00 share price.

The Retirement Money Market Portfolio invests in high-quality money market instruments of domestic and foreign issuers which are denominated in U.S. dollars. Such instruments are short-term obligations and range from U.S. Government securities to prime commercial paper issued by private borrowers. The fund seeks to obtain as high a level of current income as possible, given its principal objective of preserving capital and maintaining a share value of $1.00. Interest income is earned daily and posted to the participant's account at the end of each calendar month or at the time of total distribution of the account. The monthly income is applied to purchase additional shares in the fund.

The U.S. Equity Income II Fund seeks income by investing primarily in income-producing equity securities, considering the potential for capital appreciation. The fund seeks a yield exceeding the Standard & Poor's Daily Stock Price Index 500 ("S&P 500"). The fund is considered to be relatively conservative among growth and income funds.

Asset Manager seeks high total return with reduced risk over the long term by using a balanced mix of stocks, bonds and short-term instruments. The fund earns dividends daily, and the dividends are posted to the participant's account in the last month of each calendar quarter or at the time of total distribution of the account. The undistributed dividends are reinvested to purchase more shares in the fund.

The Short Term Bond Portfolio invests in a broad range of fixed-income securities. Securities in the portfolio are primarily investment grade or better with maturities typically less than three years. The portfolio seeks high current income consistent with preservation of capital.

The U.S. Equity Index Portfolio has the goal of replicating the total return provided by the stocks included in the S&P 500. The fund buys and holds virtually all of the 500 stocks contained in the S&P 500 weighted in the same manner. The fund earns dividends daily, and the dividends are posted to the participant's account in the last month of each calendar quarter or at the time of total distribution of the account. The undistributed dividends are reinvested to purchase more shares in the fund.

The Iomega Stock Fund invests only in Iomega common stock. A small amount of the Iomega Stock Fund (approximately 1 to 2 percent) is held in cash to meet the Plan's liquidity needs for making distributions and transfers. Shares of Iomega stock are bought and sold on the open market each pay period based on participants' elections. Voting rights for the common stock held in the Iomega Stock Fund are passed through to participants. The market value of the Iomega Stock Fund is determined based on unitized stock accounting.

The Participant Loan Fund is invested solely in promissory notes executed by participants. With the Plan's consent, a participant may borrow from his or her account up to the lesser of $50,000 or 50 percent of the participant's vested interest. The outstanding balance of all prior loans under the Plan or any other plan maintained by Iomega or its affiliates reduces the amount available for future loans. Moreover, the $50,000 limit is reduced by the amount of any loan repayments made during the most recent 12 months. The minimum amount for any loan is $1,000. As of December 31, 1996, the loans bear interest at rates ranging from 7.82 to 10.0 percent. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time. All loans, regardless of term, become due and payable when the participant's employment terminates.


Termination of the Plan
-----------------------

Iomega may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.



(2)  SUMMARY OF ACCOUNTING POLICIES


Basis of Accounting
-------------------

The accounting records of the Plan are maintained on the accrual basis in accordance with generally accepted accounting principles. Distributions to participants are recorded when paid.



Investments
-----------

Contributions are invested in various securities. Participants direct the trustee as to the investment of all contributions. Investments are carried at fair value based on quoted market prices. Unrealized appreciation or depreciation caused by fluctuations in the fair value of investments is recognized currently. Interest and dividends are reinvested as earned.


Distributions to Terminated Participants and Forfeitures
--------------------------------------------------------

During the year ended December 31, 1996, some participants terminated from the Plan. The Plan provides for the distribution of vested benefits to terminated participants no later than April 1 following the calendar year in which the participant attained age 70 1/2. During the year ended December 31, 1996, vested benefits distributed to terminated participants were $881,369. Nonvested benefits which are forfeited are utilized to reduce the Company contributions to the Plan and have been reallocated to continuing participants.


Expenses
--------

Iomega pays all administrative expenses relating to investment and management of Plan funds, including legal and accounting fees, except operating expenses of the investment funds which are deducted directly from investment returns by Fidelity (as noted in "Investment Options").



(3)  NET UNREALIZED APPRECIATION (DEPRECIATION) IN FAIR MARKET VALUE OF
     INVESTMENTS

The Plan provides that the fair value of all investments shall be determined at the end of each Plan year. Net unrealized appreciation or depreciation in the fair value of investments is determined by computing the difference between the fair value of each investment at the beginning of the Plan year (or at the date of purchase for investments acquired during the Plan year) with the fair market value at the end of the Plan year.



(4)  TAX STATUS

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and certain provisions of the Internal Revenue Code ("IRC"). The Plan is intended to qualify under Section 401(a) of the IRC. The Internal Revenue Service issued a favorable determination letter dated October 26, 1994 ruling that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan's steering committee and legal counsel believe that the Plan continues to be designed and operated in accordance with applicable IRC requirements. The Plan does not provide for federal income taxes as the qualified plan trust is exempt from income taxes.

                IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                         AS OF DECEMBER 31, 1996



                                      (c) Number of                   (e) Current
(a)   (b) Issuer/Investment Type        Units Held      (d)  Cost         Value
---  ------------------------------   -------------    -----------    -----------
     Fidelity Investments
       Institutional Services Co.:
 *       Magellan                          15,245      $ 1,123,647    $ 1,229,533
 *       Contrafund                       192,751        5,875,823      8,124,455
 *       Managed Income                 2,359,975        2,359,975      2,359,975
 *       Retirement Money Market        2,243,107        2,243,107      2,243,107
 *       Short Term Bond                   76,721          712,379        669,011
 *       U.S. Equity Income II            105,891        1,936,535      2,514,918
 *       Asset Manager                     55,374          715,265        912,007
 *       U.S. Equity Index                 30,503          622,574        822,046
 *       Iomega Stock Fund                483,700        2,986,184      8,551,735

 *  Participant Loans                   Interest rates     990,265        990,265
                                        ranging from
                                        7.82% to 10.0%
                                                       -----------    -----------
                                                       $19,565,754    $28,417,052
                                                       ===========    ===========

*Denotes party-in-interest

                    IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
                    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1996

                                              Number         (c)          (d)        (e)
(a)  Identity of        (b) Description      of Trans-    Purchase      Selling     Lease
   Party Involved           of Asset          actions      Price         Price      Rental
--------------------   ------------------   ----------  -----------  -----------   --------
Fidelity Investments     191,516 shares         208     $ 7,555,574  $        -       N/A
  Institutional          of Contrafund
  Services Co.*

Fidelity Investments     148,947 shares         168              -     5,929,464      N/A
  Institutional          of Contrafund
  Services Co.*

Fidelity Investments     51,147 shares          128         833,078           -       N/A
  Institutional          of Asset Manager
  Services Co.*

Fidelity Investments     57,660 shares           92              -       945,326      N/A
  Institutional          of Asset Manager
  Services Co.*

Fidelity Investments     88,260 shares          166       2,039,078           -       N/A
  Institutional          of U.S. Equity
  Services Co.*          Income II

Fidelity Investments     62,990 shares          118              -     1,455,593      N/A
  Institutional          of U.S. Equity
  Services Co.*          Income II

Fidelity Investments     21,082 shares          159       1,640,890           -       N/A
  Institutional          of Magellan
  Services Co.*

Fidelity Investments     20,207 shares          104              -     1,629,804      N/A
  Institutional          of Magellan
  Services Co.*

Fidelity Investments     228,822 shares         228       12,861,588          -       N/A
  Institutional          of Iomega Stock
  Services Co.*          Fund

Fidelity Investments     190,414 shares         159               -   11,225,629      N/A
  Institutional          of Iomega Stock
  Services Co.*          Fund

Fidelity Investments     3,683,754 units        138        3,683,754          -       N/A
  Institutional          of Retirement
  Services Co.*          Money Market

Fidelity Investments     2,386,869 units        100               -    2,386,869      N/A
  Institutional          of Retirement
  Services Co.*          Money Market

Fidelity Investments     1,113,596 units        110        1,113,596          -       N/A
  Institutional          of Managed Income
  Services Co.*

Fidelity Investments     959,906 units of        86               -      959,906      N/A
  Institutional          Managed Income
  Services Co.*


      *Denotes party-in-interest

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
                  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                           (f) Expense               (h) Current
                                             Incurred                  Value at
(a)  Identity of        (b) Description        with      (g) Cost    Transaction   (i) Net
   Party Involved           of Asset       Transaction   of Asset       Date         Gain
--------------------   ------------------   ----------  -----------  -----------   --------
Fidelity Investments     191,516 shares         N/A     $7,555,574    $7,555,574   $   N/A
  Institutional          of Contrafund
  Services Co.*

Fidelity Investments     148,947 shares         N/A      5,533,004     5,929,464    396,460
  Institutional          of Contrafund
  Services Co.*

Fidelity Investments     51,147 shares          N/A         833,078      833,078       N/A
  Institutional          of Asset Manager
  Services Co.*

Fidelity Investments     57,660 shares          N/A         861,391      945,326     83,935
  Institutional          of Asset Manager
  Services Co.*

Fidelity Investments     88,260 shares          N/A       2,039,078    2,039,078       N/A
  Institutional          of U.S. Equity
  Services Co.*          Income II

Fidelity Investments     62,990 shares          N/A       1,321,284    1,455,593    134,309
  Institutional          of U.S. Equity
  Services Co.*          Income II

Fidelity Investments     21,082 shares          N/A       1,640,890    1,640,890       N/A
  Institutional          of Magellan
  Services Co.*

Fidelity Investments     20,207 shares          N/A       1,619,134    1,629,804     10,670
  Institutional          of Magellan
  Services Co.*

Fidelity Investments     228,822 shares         N/A       12,861,588  12,861,588       N/A
  Institutional          of Iomega Stock
  Services Co.*          Fund

Fidelity Investments     190,414 shares         N/A        7,030,762  11,225,629  4,194,867
  Institutional          of Iomega Stock
  Services Co.*          Fund

Fidelity Investments     3,683,754 units        N/A        3,683,754   3,683,754       N/A
  Institutional          of Retirement
  Services Co.*          Money Market

Fidelity Investments     2,386,869 units        N/A        2,386,869   2,386,869       N/A
  Institutional          of Retirement
  Services Co.*          Money Market

Fidelity Investments     1,113,596 units        N/A        1,113,596   1,113,596       N/A
  Institutional          of Managed Income
  Services Co.*

Fidelity Investments     959,906 units of       N/A          959,906     959,906       N/A
  Institutional          Managed Income
  Services Co.*


      *Denotes party-in-interest


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized, in the City of Roy, Utah on the 27th day of June 1997.

                                                  IOMEGA RETIREMENT AND
                                                  INVESTMENT SAVINGS PLAN


                                                  By:
                                                     ---------------------
                                                     Kevin O'Connor
                                                     Plan Administrator

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                               EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K.

Exhibit
Number             Description
-------         -------------------------------------------

23.1             Consent of Arthur Andersen LLP